COVINGTON & BURLING LLP
620 EIGHTH AVENUE NEW YOK, NY 10018 TEL 212.841.1000 FAX 212.841.1010 WWW.COV.COM	NEW YORK WASHINGTON SAN FRANCISCO LONDON BRUSSELS

September 11, 2007

VIA EDGAR
AND HAND DELIVERY

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

  Re:
  Paramount Acquisition Corp.
  Proxy Statement on Schedule 14A
  Originally Filed June 18, 2007 and amended on
  August 13, 2007
  File No. 000-51518

Dear Mr. Reynolds:

        On behalf of Paramount Acquisition Corp. ("Paramount" or the "Company"), we are responding to the comments contained in the letter dated September 7, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), relating to the Company's amended Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 13, 2007 (the "Proxy Statement"). For your convenience we have repeated the Staff's comments below before each of our responses. Captions and page references in our responses correspond to those set forth in the amended Proxy Statement, which is being filed today. We are also delivering to Mr. Jay Williamson by hand delivery two marked copies of the amended Proxy Statement.

        As you are likely aware, Paramount's charter requires that it consummate its transaction with Chem Rx by October 27, 2007 (the "Transaction"). Due to the notice and funding requirements of Paramount's lenders, and to ensure adequate time for notice of the meeting and to solicit proxies from Paramount's stockholders, Paramount believes that it may be unable to consummate the Transaction by October 27, 2007 unless the Proxy Statement is cleared by the Staff by Friday, September 28, 2007. Accordingly, Paramount and the stockholders of Chem Rx would very much appreciate your prompt attention to this filing. We look forward to working with you to quickly resolve any of your remaining comments.

General

1.
We note your response to prior comment three. Please advise us regarding the applicability of Regulation M to the warrant purchase agreement between your insiders and EarlyBirdCapital, as that agreement relates to the distribution period of the IPO. Advise us of any no-action letters or communications with the Division of Market Regulation on which you relied for this agreement and the 883,000 warrants purchased in the open market.

        Paramount's directors agreed with EarlyBirdCapital, Inc. that after the completion of the initial public offering and within the three month period after separate trading of the warrants commenced, the directors or certain of their affiliates would collectively purchase up to $1.75 million of warrants in the public markets at prices not to exceed $0.70 per warrant. We understand that during October 2005, in response to comments raised by the Staff during the review of Paramount's Registration Statement on Form S-1, Paramount and its counsel at the time had conversations with Ms. Elizabeth Sandoe of the Division of Market Regulation's Trading Practices Group. In response to those conversations, and in reliance on the Division of Market Regulation's position set forth in its no-action letter, dated October 12, 2004, in respect of Key Hospitality Acquisition Corporation, Paramount agreed to revise the disclosure in its Registration Statement to indicate that in no event would EarlyBirdCapital, Inc. allow separate trading of the common stock and warrants to commence until (i) the Company filed an audited balance sheet reflecting the Company's receipt of the gross proceeds of the offering and (ii) at least 60 days had passed since the distribution of the units in the initial public offering has been completed. Paramount consummated its initial public offering on October 27, 2005 and Paramount was informed by EarlyBirdCapital, Inc. that separate trading of the units could commence as of January 11, 2006. Accordingly, between January 11, 2006 and January 24, 2006, Paramount's directors purchased an aggregate of 883,000 warrants pursuant to their agreement with EarlyBirdCapital, Inc.

2.
We note that you have revised your disclosure in response to prior comment 15 from our letter dated July 24, 2007. However, we believe that additional clarification is warranted. Please revise to include an affirmative statement, if true, indicating that you will not require shareholders to tender their shares prior to the consummation of your transaction.

        Paramount has revised Q&A 27 on page 8 to clarify that stockholders who exercise their conversion rights will not be required to tender their shares prior to the special meeting.

3.
We note your response to prior comment 29. Please confirm that your preliminary proxy will reflect any measures that you may take to solicit proxies by telephone or the internet.

        Subsequent to the filing of its amended preliminary Proxy Statement on August 13, 2007, Paramount retained Morrow & Co., Inc. to provide proxy solicitation services. Morrow & Co., Inc. has advised Paramount that it may solicit proxies by telephone or other electronic means. Paramount has revised its disclosure on pages 19 and 47 accordingly.

Selected Historical Financial Information of B.J.K. d/b/a Chem Rx and Subsidiaries and Affiliate, page 21

4.
Please revise to disclose Chem Rx's total current assets for each period presented on page 21.

        Paramount has revised the disclosure on page 22 and 23 to disclose Chem Rx and Paramount's total current assets for each period presented in the Selected Historical Financial Information.

Risk Factors, page 24

5.
We note that the company has added responsive disclosure on page 37 indicating that it will be required to make approximately $12 million in annual interest payments. Please revise to briefly state the assumed interest rate used to generate this figure.

        The estimated $12 million of annual interest payments was calculated using a blended interest rate on Paramount's debt of 9.1%. Paramount has revised the disclosure on page 38 accordingly.

6.
Please revise your page 38 risk factor, and elsewhere as appropriate, to indicate how much debt you anticipate having to refinance in the event that you do not receive proceeds from the warrant exercises.

        If Paramount's warrants expire unexercised, and Paramount is unable to generate sufficient cash from its operations to repay its debt, Paramount estimates that it would be required to refinance approximately $25 million in 2012, $104.5 million in 2013 and $42 million in 2014. Paramount has revised its disclosure on page 39 accordingly.

Special Meeting of Paramount Stockholders, page 41

7.
We note the statement that you intend to update disclosure in response to prior comment 46 concerning the amount of Paramount's outstanding liabilities. Please include updates in your next amendment.

        Throughout the Proxy Statement, Paramount has updated its disclosure to indicate the amount of its outstanding liabilities as of June 30, 2007.

8.
We note that you have revised disclosure on page 51 indicating that you entered into three non-binding term sheets on April 24, 2007 which, based on your disclosure, you determined was sufficient to satisfy the extension criteria from your Form S-1 and certificate of incorporation. Please provide us with an analysis of whether the company satisfied the extension criteria for an offering other than with Paramount.

        Paragraph C of Article Sixth of Paramount's Certificate of Incorporation requires that its officers take all actions necessary to dissolve and liquidate the Company if it does not consummate a business combination "by the later of (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that either (x) a letter of intent, (y) an agreement in principle or (z) a definitive agreement to complete a Business Combination was executed but was not consummated within such 18-month period". In describing that provision of Paramount's certificate of incorporation, Paramount's IPO prospectus states that "[i]f we enter into either a letter of intent, an agreement in principle or a definitive agreement... but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement". Excluding the term sheet signed with BioValve Technologies, Inc. in March 2006, Paramount signed a total of three non-binding term sheets prior to April 27, 2007 (the date 18 months following the consummation of Paramount's initial public offering), including the term sheet signed with Chem Rx. Accordingly, Paramount believes that it had satisfied the extension criteria with respect to a business combination transaction with Chem Rx (as well as the other two parties with which Paramount signed a non-binding term sheet).

The Transaction Proposal, page 48

9.
We note your response to prior comment 54. Please revise to briefly explain the terms of the January 31, 2007 letter, to the extent known to you, and explain how those terms differ from the proposed transaction.

        As noted in our letter dated August 13, 2007, Paramount is obligated to keep the terms of the letter of intent dated January 31, 2007 between the Intermediaries (as defined on page 50 of the Proxy Statement) and Chem Rx confidential. However, even if Paramount was free to make the requested disclosure, Paramount believes that the terms of that letter of intent are not relevant to its stockholders' evaluation of the Transaction. First, as stated in our August 13, 2007 letter, the Intermediaries were not able to raise the capital required to consummate the transaction on the terms set out in January 31 letter of intent. Accordingly, Paramount does not believe that the terms of the January 31 letter of intent reflected a legitimate "market clearing" offer. Second, the terms of the two transactions were so structurally different that a comparison of the two would not be meaningful. For example, the January 31 letter of intent did not contemplate contingent consideration for the sellers and reflected no public equity consideration component. Finally, the January 31 letter of intent did not represent a full "meeting of the minds" on the terms of the proposed transaction. Several critical deal terms were not addressed, including the role that existing management would play on a prospective basis. Eventually, negotiations between Chem Rx and the Intermediaries ended in part due to a failure to reach agreement on these critical terms that were not addressed in the January 31 letter of intent.

Recommendation of the Board of Directors and Reasons for the Transaction, page 51

10.
Please expand your page 52 discussion, particularly the last two bullet points dealing with the financial analyses performed by the board. In this regard your attention is directed to prior comment 57.

        In response to the Staff's comment, Paramount has revised the disclosure on page 53 to expand its discussion of the analyses conducted by the Paramount Board of Directors.

Acquisition Financing, page 65

11.
We note your response to our prior comment 70. Please advise us of the dates of these meetings and clarify how attendees were selected. Also, we note your statements that the meetings are intended to raise awareness of Chem Rx and the transaction. Advise us if and how the meetings are intended to assist consummation of the transaction, including efforts to attain the necessary votes. We may have further comment.

        Road show presentations with institutional investors occurred principally during July and August. Paramount is providing to the Staff supplementally a list indicating the dates of these meetings. As stated in response to prior comment 70 in our August 13, 2007 letter, Paramount conducted road show presentations with institutional investors arranged either through CIBC World Markets Corp., by Paramount or through other financial institutions. Potential attendees at these meeting were generally identified based on their perceived interest in the Paramount/Chem Rx transaction as well as their known investment profile. The purpose of the road show presentations is solely to educate existing and potential investors on the nature of the Transaction and to introduce them to the target company. The road show meetings are not intended as an opportunity to solicit proxies or votes and Paramount did not solicit proxies or votes at any of these meetings. The matters discussed during these road show meetings have been limited to a discussion of Chem Rx's business and the proposed transaction between Chem Rx and Paramount and Paramount believes that no material information beyond what is included in the Proxy Statement and the investor presentations (which have been filed with the Commission pursuant to Rule 14a-12) has been conveyed.

Transaction Expenses, page 67

12.
Please include a statement indicating that the $4 million in fees and expenses payable to CIBC does not include interest expense. Also, revise to clarify the nature of the advisory services provided by CIBC in exchange for the $1.05 million fee.

        Paramount has increased the aggregate estimate of fees and expenses to be incurred in connection with the financing to $4.23 million. This increase is attributable to fees payable to rating agencies that were excluded from the prior estimate.

        In response to the Staff's comment, Paramount has clarified the disclosure on page 69 to reflect that the estimated fees and expenses exclude interest expense. Paramount also has added disclosure on page 69 with respect to the $1.05 million fee payable to CIBC, directing stockholders to the disclosure on page 68 in the paragraph immediately preceding the heading "Transaction Expenses", in which Paramount has disclosed that CIBC World Markets Corp. was engaged by Paramount to provide general strategic financial advice and assistance to Paramount in connection with the Transaction.

Other Information Related to Paramount, page 109

13.
On page 114 you disclose that you owe $104,592 to Citigate Sard Verbinnen for public relations services. Please revise to provide more information about the nature of these services.

        Citigate Sard Verbinnen provided public relations services to Paramount in connection with Paramount's proposed transaction with BioValve Technologies, Inc., including assistance with the preparation of press releases and website development. Paramount has revised the applicable disclosure on page 115.

14.
Your page 115 disclosure indicates that, "even if [y]our stockholders decide to extend [y]our deadline for completing a business combination past October 27, 2007..." however, it is unclear how this is possible, given that October 27, 2007 is the termination date specified in your Charter. Please revise to clarify.

        As the Staff is aware, other special purpose acquisition companies have sought stockholder approval to amend their charters to extend the deadline for completing a business combination. The referenced disclosure is intended to convey the fact that even if Paramount's stockholders approved such an amendment to its charter, Paramount would lack the funds necessary to consummate a business combination with another acquisition candidate. Paramount has revised the disclosure on page 116 to clarify this point.

Business of Chem Rx, page 117

15.
We note that the company has added disclosure on page 121 in response to our prior comment 87. Your disclosure indicates that your initial working capital requirements will be approximately $750,000. Please revise to disclose the timeframe for these requirements. In addition, disclose the annual lease payments, and other anticipated operating costs, associated with this expansion.

        Chem Rx has advised Paramount that it expects to incur its initial working capital requirements during the fourth quarter of 2007 and the first quarter of 2008. Furthermore, Chem Rx has advised Paramount that its first year operating expenses for the Florida facility are expected to include leasehold costs of $139,000, labor costs of $159,000 and delivery expenses of approximately $500,000. Paramount has revised the disclosure on page 122 accordingly.

Chem Rx's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 131

16.
Please revise footnote one to your table of contractual obligations to disclose the value of the lease payments payable in connection with your Long Beach New York facility.

        Paramount has revised the footnote to the contractual obligations table to disclose the value of annual lease payments through 2016.

17.
Please revise page 136 to elaborate on the factors contributing to the decrease in cash generated from operations from over $17 million in 2005 to approximately $7 million in 2006. See prior comment 95.

        Paramount has revised its discussion to elaborate on the factors contributing to the decrease in cash generated from operations from over $17 million in 2005 to approximately $7 million in 2006 in the fourth paragraph on page 137.

Directors and Executive Officers of Paramount Following the Transaction, page 145

18.
We note your response to our prior comment 105. Please revise the summary compensation table and related discussion to provide additional disclosure of how your executive officers' salaries and bonuses were set. To the extent they were set with reference to external benchmarks, please discuss those benchmarks.

        Chem Rx has advised Paramount that Chem Rx's executive's salaries and bonuses were established by the Chem Rx board of directors, without regard to any external benchmarks. Paramount has revised its disclosure on page 154 accordingly.

19.
With respect to the preceding comment, please revise to address compensation to be paid to management under the new employment agreements. See our prior comments 108 and 109.

        Paramount has added disclosure on page 151 to address compensation to be paid to management under the new employment agreements.

20.
Please revise to indicate, consistent with your response to comment 110, that Messrs. Silva, Silva, and Kelly are entitled to receive annual bonuses beginning with the 2008 calendar year, and that the actual performance parameters for the payment of such bonuses have not been set.

        Paramount has revised its disclosure on page 152 to address the Staff's comment.

Certain Relationships and Related Party Transactions, page 156

21.
We note that you have added disclosure on page 159 indicating your belief that the rental rates charged for your Long Beach New York facility represent market rates. Please revise to briefly describe any steps taken to verify whether these rents are at market rates and, if not, disclose why not. Also, please disclose how the rates were initially set by Chem Rx and disclose the amount of annual real estate taxes paid by Chem Rx. Please refer to prior comment 35.

        Paramount has revised its disclosure on page 161 in response to the Staff's comment.

22.
With respect to your existing disclosure indicating that you will renegotiate the terms of this agreement, clarify, consistent with your response to our comment 35, that you will not be altering the term or underlying economics of the lease.

        Paramount has revised its disclosure on page 161 in response to the Staff's comment.

23.
We refer you to prior comment 115. Please clarify if and why the $7.5 million payment referenced on page 159 is not included as part of the cash portion of your purchase price.

        The $7.5 million payment reference on page 161 is included in the aggregate of $32.5 million of existing Chem Rx debt that will be assumed by Paramount at the closing, which is disclosed in the sixth bullet point under the heading "The Stock Purchase Agreement—Consideration" on page 13 and elsewhere throughout the Proxy Statement.

24.
Also, we note the $2 million and $11 million referenced in response to prior comments 18 and 19, and the $5 million discussed in response to prior comment 121. Please revise the cover page, page 13, and where appropriate to incorporate fees and expenses that are included in the total consideration.

        Paramount has added a reference to fees and expenses on the cover page. We note for the Staff that a brief discussion of transaction expenses is included on page 15.

25.
We note your response to prior comment 120 and revised disclosure on page 160. It is unclear why the negotiated price of the 27.5% stake would not have been based on the parties' belief of its fair market value. We reissue prior comment 120. Please revise or advise.

        In response to the Staff's comment, Paramount has revised the disclosure on page 163.

26.
We note your disclosure on page 160 that "[h]istorical compensation for members of the Silva family have been determined based on Chem Rx's view of the market rate that Chem Rx would have to pay to an unrelated individual..." Please revise to identify who at Chem Rx was responsible for setting pay for these individuals and briefly explain the policies followed in setting their compensation. Also, please indicate who will be responsible for setting their compensation going forward, including whether it will be reviewed by your compensation committee and/or your board of directors. Please refer to prior comment 118c.

        Chem Rx has advised Paramount that compensation levels for members of the Silva family employed by Chem Rx have historically been established by Chem Rx's management, including Jerry Silva and Steven Silva. Chem Rx has advised Paramount that it has not previously adopted any policies in connection with establishing compensation levels for family members. Following the consummation of the Transaction, compensation levels for members of the Silva family who are employed by Chem Rx will be subject to the review and approval of the compensation committee of the Paramount Board of Directors. Paramount has revised the disclosure on page 162 accordingly.

27.
Please refer to prior comment 121. Please enhance your disclosures to indicate the timeframe during which Marcum & Kleigman LLP provided personal financial advisory services to the Silva family for the contingent fee of $5,000,000. Also, please disclose the date upon which the Silva family entered into such agreement with Marcum & Kleigman LLP.

        Chem Rx has advised Paramount that the agreement with Marcum & Kliegman LLP was entered into in February 2007 and that such services will continue through the closing of the Transaction with Paramount. Paramount has revised its disclosure in the second full paragraph on page 163 accordingly.

Financial Statement

B.J.K. Inc. d/b/a Chem Rx and Subsidiaries and Affiliate
Notes to Combined Financial Statement, page F-20

28.
Please refer to previous comment 125. We note your response indicating Chem Rx's rationale for including all activities within one reportable segment. Please revise Chem Rx's Notes to Combined Financial Statements to disclose why Chem Rx presents no segment information.

        On pages F-10 and F-23, Chem Rx has revised its Notes to Condensed Combined Financial Statements to disclose its rationale for excluding segment information.

General

29.
Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

        Paramount has revised the Proxy Statement to include second quarter financial statements for itself and Chem Rx.

Other

30.
Your response to our prior comment 133 indicates that the company has not held an annual meeting since the IPO in 2005. Please advise why no annual meeting has been held.

        Because Paramount is a special purpose acquisition company whose sole purpose is to consummate a business combination with an operating company within 24 months of the consummation of its initial public offering, and because the cash available to Paramount to fund its operations was extremely limited, the Board of Directors felt holding an annual meeting of its stockholders would be an inefficient use of its resources and provide no commensurate benefit to its stockholders. In addition, Paramount believed that the proposals that would have been covered in an annual meeting of its stockholders would be dealt with in the special meeting of stockholders called to approve a business combination. Notwithstanding the foregoing, Paramount understands that it could be compelled to hold an annual meeting by the Delaware Court of Chancery if a stockholder or director were to seek relief under §211 of the Delaware General Corporation Law.

****

        Should you have any questions regarding Paramount's Proxy Statement or the responses included in this letter, please do not hesitate to contact me at (212) 841-1061 or Stephen Infante at (212) 841-1039.

Very truly yours,
Andrew J. Muratore

Encl.

cc:
J. Jay Lobell
(Paramount Acquisition Corp.)

Stephen A. Infante, Esq.
Keir Gumbs, Esq.
(Covington & Burling LLP)